SEC FILE NUMBER - 000-17249

CUSIP NUMBER – 051526309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	February 28, 2019

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

AURA SYSTEMS, INC.

Full Name of Registrant

N/A

Former Name if Applicable

10541 Ashdale Street

Address of Principal Executive Office (Street and Number)

Stanton, CA 90680

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Aura Systems, Inc. (the “Company”) will not be able to file its Annual Report on Form 10-K for the year ended February 28, 2019 (the “2019 Form 10-K”) by the prescribed due date. The Company requires additional time to complete, and its independent registered public accounting firm requires additional time to audit, the Company’s financial statements. The Company currently expects to file the 2019 Form 10-K within the fifteen-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Melvin Gagerman, Chief Executive Officer	310	643-5300
Name	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes  ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently anticipates a net loss of $3.9 million for the year ended February 28, 2019 compared to income of $1.7 million for the year ended February 28, 2018, due to forgiveness of approximately $13 million of debt obligations in fiscal 2018, compared to approximately $3.3 million in debt forgiveness in fiscal 2019. For fiscal 2019, the Company expects negative cash flows from operations of approximately $2.4 million.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 12b-25 includes “forward-looking statements,” which may be identified by the use of words such as “anticipates,” “will,” “believes,” “intends,” “plans,” “expects” and other similar words and expressions that predict or indicate future events or trends that are not statements of historical matters. These forward-looking statements include statements and expectations about the Company’s results and the timing of the filing of its Annual Report on Form 10-K for the year ended February 28, 2019. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Such risks and uncertainties include, without limitation, the risk that, upon completion of further audit procedures, the financial results for fiscal year 2019 are different than the results described in this Form 12b-25, the risk that the Company is unable to complete its audit and other closing procedures in a timely manner to file its Annual Report on Form 10-K as indicated in this Form 12b-25, as well as those risks and uncertainties described in the sections entitled “Risk Factors” in the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) and similar disclosures in subsequent periodic and current reports filed with the SEC, which are available on the investor relations page of the Company’s website at www.aurasystems.com and on the SEC website at www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. The Company disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this report except as required under federal securities laws.

AURA SYSTEMS, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 29, 2019	By:	/s/ Melvin Gagerman
Melvin Gagerman
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other fully authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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